Exhibit 21.1

Walker & Dunlop, Inc.

List of Subsidiaries of the Registrant

Name of Subsidiary (Same as “Doing Business As” Name of Subsidiary)	State of Incorporation

W&D, Inc., a subchapter S corporation	Delaware

Walker & Dunlop Multifamily, Inc., a subchapter S corporation	Delaware

Green Park Financial Limited Partnership, a limited partnership	Delaware

Green Park Express, LLC, a limited liability company	Delaware

Walker & Dunlop II LLC, a limited liability company	Delaware

Walker & Dunlop, GP, LLC, a limited liability company	Delaware

W&D Balanced Real Estate Fund I GP, LLC, a limited liability company	Delaware

GPF Acquisition, LLC, a limited liability company	Delaware

Walker & Dunlop, LLC, a limited liability company	Delaware